[PENN ENGINEERING LETTERHEAD]

Kenneth A. Swanstrom,

Chairman/CEO

April 15, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Penn Engineering & Manufacturing Corp. (the “Company”) Amendment No. 2 to Schedule 14A filed April 6, 2005 File No. 001-05356

Ladies and Gentlemen:

As requested in your April 12, 2005 letter with respect to Amendment No. 2 to the above-captioned Schedule 14A filing, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth A. Swanstrom